 PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC  V6E 3Z3

Telephone: (604) 681-8556          Toll Free: 1-800-747-9911       Fax: (604) 687-5995

mail: info@pacificbooker.com      Symbols: bkm-tsx venture / pbm-NYSE Amex     Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Federal Environmental Assessment Update of the Morrison Copper/Gold Project

Vancouver BC,  August 5, 2010:  The Company is pleased to announce that pursuant to the Canadian Environmental Assessment Act, Transport Canada (TC), Fisheries and Oceans Canada (DFO) and Natural Resources Canada (NRCan), as Responsible Authorities (RAs), commenced a comprehensive study in relation to the proposed development of the Morrison Copper/Gold Project (the Project) on July 14, 2009.  TC has since determined that the Project will cause no impediment to navigation and has been removed as an RA.

A series of amendments to the Canadian Environmental Assessment Act came into force effective July 12, 2010.  The amendments are designed to strengthen the delivery of high-quality Environmental Assessment through a simplified comprehensive study process.  As part of these amendments, the Canadian Environmental Assessment Agency (CEAA) will perform the duties and functions of the responsible authority for the Project until the submission of the comprehensive study report to the Minister of the Environment.  After the Minister’s Environmental Assessment decision, the role of the responsible authority reverts to those federal departments and agencies that are responsible for taking a course of action and making permitting decisions for the Project.  The responsible authorities include DFO and NRCan.

The BC Environmental Assessment Office (BCEAO) and the CEAA will coordinate their respective review processes to ensure that joint steps are undertaken wherever that can appropriately be done consistent with the Canada-British Columbia Agreement for Environmental Assessment.

The Project has been accepted as a major natural resource project by the Major Project Management Office (MPMO) who oversees and tracks the federal review and Aboriginal engagement and consultation for major resource projects.  Accordingly, MPMO has put in place a Project Agreement, dated April 2010, (http://www.mpmo-bggp.gc.ca/project-projet/morrison-eng.php) which describes the main activities of a federal review and outlines the key roles and responsibilities of the Parties involved in the review.  The MPMO will track and monitor the progress of the Project through the federal Environmental Assessment to ensure service standards and timelines are met.

The Company is pleased to have achieved these essential milestones towards commencement of construction that will lead to commercial metal production of the 100% owned Morrison Copper/Gold Project.

For information regarding Pacific Booker Minerals Inc., and to view our Khandaker and Standard & Poor’s reports, our 3D animations of the Morrison ore body and site plan, please visit our website home page at http://www.pacificbooker.com.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml